Exhibit 21.1

Subsidiaries of Zanett, Inc.

The following lists all consolidated subsidiaries of Zanett, Inc. as of December 31, 2008.

Name of Subsidiary	State of Incorporation/Formation
Zanett Commercial Solutions, Inc.	Delaware
PS GoLive LLC*	Florida
Data Road, Inc.*	Florida
DBA Group, LLC*	Georgia

* Wholly-owned subsidiary of Zanett Commercial Solutions, Inc.